\OMB APPROVAL
                                                OMB Number:  3235-0145
                                                Expires:  December 31, 2005
                                                Estimated Average Burden
                                                hours per response.......11

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                             (Amendment No. 8)*

                           WESTERBEKE CORPORATION
---------------------------------------------------------------------------
                              (Name of Issuer)

                                COMMON STOCK
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  957547102
---------------------------------------------------------------------------
                               (CUSIP Number)

John H. Westerbeke, Jr.                     Copy to:
Myles Standish Industrial Park              Pepe & Hazard LLP
150 John Hancock Road                       Goodwin Square
Taunton, MA  02780                          Hartford, CT  06103
(508) 823-7677 Ext. 501                     (860) 522-5175
                                            Attn:  Walter W. Simmers

         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                March 1, 2004
---------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      The Statement on Schedule 13D, dated May 12, 2003 as amended on June 4, 2003, July 16, 2003, August 1, 2003, October 22, 2003, December 12,
2003, December 23, 2003 and January 16, 2004 filed by John H. Westerbeke, Jr. and Westerbeke Acquisition Corporation ("Acquisition") is hereby further amended by this Amendment No. 8 to reflect the completion of the merger of Acquisition with and into Westerbeke Corporation (the "Company"). This Amendment No. 8 is being filed by Mr. Westerbeke.

      On March 1, 2004, the Company completed its merger with Acquisition pursuant to the Agreement and Plan of Merger, as amended, between the Company and Acquisition (the "Merger Agreement"). In accordance with the Merger Agreement, Acquisition was merged with and into the Company, Acquisition ceased to exist, and the Company continued as the surviving corporation. Previous holders of outstanding shares of Common Stock of the Company will receive $3.26 in cash for each share previously held by them, other than certain excluded shares; and previous holders of stock options for shares of Common Stock of the Company, whether or not vested or exercisable, will receive an amount of cash equal to the excess, if any, of $3.26 over the applicable per share exercise price of such options.
Payment of the merger consideration will be made by Registrar and Transfer Company (the paying agent designated under the Merger Agreement) upon receipt of the stock certificates representing such shares. Excluded shares include treasury shares and shares held by Acquisition prior to the merger.

      Prior to the merger, Mr. Westerbeke was the sole stockholder and director of Acquisition and, pursuant to the merger transaction, Mr. Westerbeke has become the sole stockholder and director of the Company. Mr. Westerbeke and Mr. Gregory Haidemenos were the sole officers of Acquisition and have become the sole officers of the Company.

      On March 1, 2004, the Common Stock of the Company ceased to be traded on the Nasdaq Stock Market and was de-listed from the Nasdaq Stock Market. On March 2, 2004, the Company filed Form 15 pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to effect the deregistration of the Company's Common Stock under the Exchange Act.

                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

                                       /s/ John H. Westerbeke     3/12/2004
                                       ------------------------------------
                                       John H. Westerbeke, Jr.       (Date)